EXHIBIT 99.1

PyroGenesis Confirms Receipt of Milestone Payment from Client B

$2.4 million payment triggered by recent delivery milestone.

MONTREAL, Jan. 31, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), confirms today that, further to its press release dated January 26, 2023, it has received the project milestone payment of approximately $2.4 million.

This payment was triggered by the recently announced delivery of four (4) 1-MW plasma torch systems to a major international iron ore producer, Client B (the “Client”), for use in the Client’s iron ore pelletization furnaces – a key upstream part of the steelmaking process. As noted in the January 26th press release, the Client now has all major components related to the Company’s plasma torch systems on site at one of their large, integrated iron ore mining and processing locations. This allows for the installation and trials (also known as site acceptance testing or “SAT”) to proceed at the Client’s discretion, the conclusion of which is expected by the end of Q2 2023.

The name of the Client – a multi-billion-dollar international producer of iron ore who is undertaking the testing of plasma torches to replace fossil fuel-burners as part of its iron ore pelletization process – has been kept confidential for competitive reasons.

Pelletization is the process in which iron ore is concentrated before shipment, thus significantly reducing the cost of transportation, and providing an essential feedstock for blast furnaces. In conventional technologies, the process heat is provided by fuel oil or natural gas burners (both environmentally damaging). The combustion of fossil fuels in the burners results in the production of GHG, mainly CO2. Plasma torches, by contrast, utilize renewable electricity and offer an environmentally attractive alternative to fossil fuel burners. As previously disclosed, PyroGenesis has the process patent to replace fossil fuel burners with PyroGenesis’ clean plasma torches in the iron ore pelletization industry, thereby reducing GHG emissions.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward-looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company’s with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company’s undertakes no obligation to publicly update or revise any forward-looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/